Exhibit 99.1

DRYSHIPS INC. ANNOUNCES FIRST QUARTER 2017 RESULTS RELEASE DATE, THE RESULTS OF ITS 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND REVERSE STOCK SPLIT

ATHENS, GREECE – May 2, 2017- DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announced the following today:

-	The Company's first quarter 2017 results will be released on Wednesday, May 10, 2017, after the close of trading New York City time.

-	The results of its Annual General Meeting of Shareholders (the "Annual General Meeting") which took place on May 2, 2017 and at which the following three proposals were approved and adopted:

1.	the election of Mr. George Economou as Class A Director of the Company to serve until the 2020 Annual General Meeting of Shareholders;

2.	the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017; and

3.
the approval of one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-1000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

-	The one-for-seven reverse stock split of the Company's issued common stock, which will be effected pursuant to the authority granted to the Board at the Annual General Meeting.

The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on May 11, 2017 under the existing trading symbol "DRYS".  The new CUSIP number for the common stock following the reverse stock split is Y2109Q507.

When the reverse stock split becomes effective, every seven shares of the Company's issued common stock will be automatically combined into one issued share of common stock. This will reduce the number of issued common shares from 65,564,307 shares to approximately 9.4 million shares.

No fractional shares will be issued in connection with the reverse split of the issued common stock. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on the Nasdaq Capital Market on May 10, 2017.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after May 11, 2017. Such beneficial holders may contact their bank, broker, or nominee for more information.

Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, American Stock Transfer & Trust Company, LLC, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split.

Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on April 3, 2017, a copy of which is available on the Commission's website at www.sec.gov.

About DryShips

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels, three of which are expected to be delivered in the second quarter of 2017; (iii) five Kamsarmax drybulk vessels, four second-hand vessels expected to be delivered in the second quarter of 2017 and one newbuilding expected to be delivered in the third quarter of 2017; (iv) one very large crude carrier, which is expected to be delivered in the second quarter of 2017; (v) one Aframax tanker and one Aframax second-hand tanker, which is expected to be delivered in the second quarter of 2017; (vi) four VLGC newbuildings, two of which are expected to be delivered in June and September 2017 and the other two before the end of 2017; and (vii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels. DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.  The information contained on the Company's website does not constitute a part of this press release.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in our voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com